NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
PRIVATE PLACEMENT FINANCING

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, December 4, 2003 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced today that it has entered into an agreement with Northern Securities Inc. for a best efforts private placement financing of up to 1,363,637 common shares to be issued as "flow-through shares" under the Income Tax Act (Canada) at a price of Cdn$2.20 per share, for gross proceeds of approximately Cdn$3 million. The shares issued will be subject to a four-month hold period.

The offering is subject to regulatory approval, including approval of the Toronto Stock Exchange. TransGlobe will use the net proceeds of the offering to incur flow-through expenditures on the Company's Canadian oil and gas properties.

The securities offered hereby have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

TransGlobe Energy Corporation, headquartered in Calgary, Alberta, is an international explorer and producer of oil and gas. The Company has oil and gas production in Canada and in two projects in the Republic of Yemen. TransGlobe has completed five gas wells and two oil wells in Canada to date in 2003. TransGlobe is currently drilling one well in Canada and plans to drill one additional well prior to year end. TransGlobe expects to continue production growth both in Canada and Yemen through an aggressive drilling and development program for 2004/2005. More information about TransGlobe and its projects can be found at www.trans-globe.com.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
“signed Ross G. Clarkson”
- or -

Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com